Exhibit 99.17

Execution Version

10 October 2025

VIA E-MAIL

ReNew Energy Global plc (the “Company”)

Special Committee of the Board of Director

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway,

London, England, SW1H 0DB

Attention: Mr. Manoj Singh, Lead Independent Director

Dear Manoj:

The Consortium would like to thank you, the rest of the special committee and the management of the Company, for your time and continued engagement on the proposed acquisition of the entire issued and to be issued share capital of the Company not already owned by the members of the Consortium (the “Transaction”). After careful consideration, the Consortium is prepared to submit this revised and enhanced proposal, which is the Consortium’s best and final non-binding offer. Subject to alignment on the points outlined below, the Consortium sees a clear path to a mutually agreeable Transaction and would like to work towards the announcement of a binding Transaction in November 2025.

Revised Proposal

The Consortium is prepared to increase its offer price to US$8.15 per share, payable in cash, for the entire issued and to be issued share capital of the Company not already owned by the members of the Consortium.

Our revised proposal would provide the Company’s shareholders with a 29% premium to the closing share price of $6.34 per share on 10 December 2024 and a 41% premium to the 30-day volume-weighted average price of $5.76 per share (as of 10 December 2024).

The Consortium believes that its revised proposal, which would provide shareholders with immediate liquidity and value certainty not available in public markets, would be in the best interest of the Company and its shareholders, and the Consortium trusts that it evidences its willingness to take the Transaction forward to the next stage.

The revised proposal is based on the information that you have made available to us and reflects the findings of our due diligence. For the avoidance of doubt, the revised proposal is subject to agreeing the transaction agreement between the Company and the Consortium (the “Transaction Agreement”) and the provision of irrevocable undertakings as described further below.

Due Diligence

We are pleased to confirm that no material items remain outstanding in our due diligence exercise. Our advisers have provided a list of the items required to enable us to close out our confirmatory legal and tax due diligence. As customary, we will inform you should we require any further information as part of our approval processes. We would expect any such requests to be purely confirmatory in nature.

Documentation

Significant progress has been made on the Transaction Agreement over the past few weeks. Our advisers will share an updated draft of the Transaction Agreement with Linklaters later today, which we believe can be agreed in short order.

Consortium Approvals

Each of the Consortium members have provided ongoing updates to their respective internal committees. Once you confirm your alignment on the Transaction Agreement, the Consortium members will each seek final approvals to enable each Consortium member to enter into the Transaction Agreement. As noted above, the Consortium would like to work towards announcing a binding Transaction in November 2025.

Transaction Structure

The Transaction will be implemented through a UK scheme of arrangement. Please find below an indicative timeline setting out the proposed steps and estimated timings to implement the Transaction:

●	Signing: “D”

●	Submission of regulatory approval filings: D + 4 weeks

●	Company submission of 13E-3 and scheme document to the SEC for review: D + 6 weeks (for the Company to confirm)

●	Publication of scheme document by the Company: D + 11/12 weeks (subject to timing of SEC review)

●	Company shareholder meeting: D + 15/16 weeks

●	Satisfaction of conditions precedent to completion of the Transaction (including regulatory approvals) and scheme of arrangement sanctioned by the UK Court: D + 7-8 months

●	Long stop date: D + 12 months

Warrants and Options

●	Warrants: The Consortium wants to ensure all warrants are redeemed. To achieve this, the Company will need to launch a consent solicitation process when the Transaction Agreement is signed to amend the Company’s warrant agreement to provide that each warrant can be redeemed immediately prior to the date on which the scheme of arrangement becomes effective at the Black-Scholes Value, calculated as of the date of this letter. The consent solicitation may need to be combined with a tender offer to reduce the number of warrants outstanding following completion of the Transaction (if the consent for the amendment to the warrant agreement is not obtained). The Company’s articles will also need to be amended to include a provision to allow one or more members of the Consortium to acquire any class A shares issued following exercise of the warrants following completion of the Transaction for consideration equal to the offer price. Our advisers have shared a draft amendment to the warrant agreement with Linklaters on 22 September 2025. Additional details can also be found in clause 14 of the Transaction Agreement.

●	Options: The Consortium members (other than the Founder) and the Founder are in material agreement on the principal terms of the ESOP and compensation plan for the Founder and CEO. Details of a similar plan for the broader management team are included in the updated draft of the Transaction Agreement which will be shared with Linklaters later today.

Shareholder Support

The Consortium expects to receive hard irrevocable undertakings from directors of the Company (other than the founder and the nominee directors of the Consortium members), and certain other of Renew’s largest shareholders. Our advisers have shared drafts of the irrevocable undertakings with Linklaters.

Conditions

As set out in the draft Transaction Agreement, we expect completion of the Transaction to be conditional on, amongst other things:

●	receipt of regulatory approvals in the jurisdictions identified in the draft Transaction Agreement (subject to ongoing discussions with Linklaters);

●	receipt of approval of the Transaction from the Company’s shareholders and the scheme of arrangement being sanctioned by the UK Court;

●	all Company warrants being redeemed;

●	the Company obtaining certain approvals in relation to its existing financings and other agreements;

●	the warranties from the Company being materially true and accurate; and

●	the Company not being in material breach of its obligations under the Transaction Agreement

Please see schedule 1 of the Transaction Agreement for further details.

Governance

The appointments of all independent directors will be terminated on or shortly after completion of the Transaction in line with the terms of their respective engagement letters.

In summary, the Consortium would like to thank you again for your engagement on this Transaction and looks forward to continuing to work together expeditiously towards the announcement of a binding Transaction.

As is customary, this proposal is not to be construed as a binding, definitive or irrevocable proposal, agreement or contract. The proposal is non-binding until such time as the potential parties to the Transaction enter into legally binding definitive transaction documents in respect of the Transaction.

Sincerely,

Canada Pension Plan Investment Board

/s/ Bill Rogers
Name: Bill Rogers
Title: Authorised Signatory

Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust

/s/ Suhail Al Dhaheri	/s/ Mamoun Jamai
Name: Suhail Al Dhaheri	Name: Mamoun Jamai
Title: Authorised Signatory	Title: Authorised Signatory

Abu Dhabi Future Energy Company PJSC-Masdar

/s/ Mohamed Jameel Al Ramahi
Name: Mohamed Jameel Al Ramahi
Title: Chief Executive Officer

Founder

/s/ Sumant Sinha
Name: Sumant Sinha
Title: Founder

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